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JON GAINES

jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 0446 Fax

February 26, 2018

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Deborah O’Neal-Johnson, Division of Investment Management

Re:	Old Westbury Funds, Inc. (the “Registrant”)
(File Nos. 033-66528 and 811-07912)

Dear Ms. O’Neal-Johnson:

Thank you for your additional comment received on February 26, 2018 regarding Post-Effective Amendment No. 68 to the registration statement on Form N-1A for the Registrant with respect to Old Westbury All Cap ESG Fund (the “Fund”), a new series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on December 15, 2017. The Registrant has considered your comment and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that will be made to the registration statement in Post-Effective Amendment No. 70 thereto (the “Amendment”) in response to the Staff’s comment and provide any response to or supplemental explanation of such comment, as requested.

Comment 1.	Please provide a revised completed fee table and expense example in correspondence to the Staff in connection with filing the Amendment. Please supplementally explain the increase in the “Other Expenses” line item from the amount previously indicated in the Correspondence Filing dated February 21, 2018.

Response 1.	The increase to the “Other Expenses” line item and corresponding increase to the Total Annual Fund Operating Expenses and Fee Waiver lines and expense example are due to revised estimates of the Fund’s other expenses for the current fiscal year. The completed fee table and expense example, which will be included in the Amendment, are as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.75%
Other Expenses[1]	0.55%
Total Annual Fund Operating Expenses	1.30%
Less Fee Waiver[2]	(0.30)%
Total Annual Fund Operating Expenses After Fee Waiver[2]	1.00%

1 “Other Expenses” are based on estimated amounts for the current fiscal year.

2 The Adviser has contractually committed through October 31, 2019 to waive its advisory fees to the extent necessary to maintain the net operating expense ratio of the Fund, excluding Fund transaction costs, investment interest expense, dividend expenses associated with securities sold short and Acquired Fund Fees and Expenses (if any), at 1.00%. This commitment may not be changed or terminated at any time before October 31, 2019 without the approval of the Board of Directors.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of these periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (taking into account the contractual expense limitation). Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$102	$362

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If you have any questions, please feel free to contact me at (212) 641-5600.

Very truly yours,

/s/ Jonathan Gaines_____

Jonathan Gaines